Yacht Finders, Inc.
                              2308-C Kettner Blvd.
                               San Diego, CA 92101
                              Phone: (619) 232-1001

October 3, 2006

U.S. Securities and Exchange Commission
Ms. Janice McGuirk
Mail Stop 3561
Washington, DC 20549

Re: Yacht Finders, Inc.
    Registration Statement on Form SB-2
    Amendment No. 6 Filed October 2, 2006
    File Number:  333-121863

Dear Ms. McGuirk:

This letter shall serve as the request of Yacht Finders, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, October 6, 2006, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Geoffrey L. Greenwood
---------------------------------
Geoffrey L. Greenwood, President